Rice Acquisition Corp.

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

VIA EDGAR

August 11, 2021

Attention:	Wei Lu

Shannon Buskirk

Kevin Dougherty

Loan Lauren Nguyen

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Rice Acquisition Corp. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed July 29, 2021 File No. 001-39644

Ladies and Gentlemen:

Set forth below is the response of Rice Acquisition Corp. (the “Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on August 10, 2021, with respect to the Company’s response letter to the Staff dated August 10, 2021.

For your convenience, the Company’s response is prefaced by a written restatement of the Staff’s oral comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-39644, filed with the Commission on July 29, 2021.

Proxy Statement filed July 29, 2021

Financial Statements, page F-1

1.	We note your response to our letter dated August 9, 2021 regarding the presentation of the financial statements of the Combined Company in your future periodic report to be filed on Form 10-K. Please also address the presentation of historical financial statements for Archaea, as the accounting acquirer, expected to be presented in the Form 10-K, giving consideration to ASC 805-40-45.

RESPONSE:

The Company advises the Staff that, assuming that the Business Combinations are consummated as expected prior to December 31, 2021, the Combined Company would include the following PCAOB audited financial statements with respect to Archaea in its Annual Report on Form 10-K filed with respect to the fiscal year ending December 31, 2021 (the “2021 10-K”) per the requirements of ASC 805:

a)	consolidated balance sheet of the Combined Company as of December 31, 2021;
b)	consolidated balance sheet of Archaea as of December 31, 2020;
c)	consolidated statement of comprehensive income and statement of cash flows for the year ended December 31, 2021, including Archaea results for the full-year 2021 and Aria results for the period from the Closing Date to December 31, 2021;
d)	consolidated statements of comprehensive income and statement cash flows of Archaea for the year ended December 31, 2020 and for the year ended December 31, 2019;
e)	consolidated statement of equity for the year ended December 31, 2021, including Archaea results for the period from January 1, 2021 to the day before the Closing Date, the effect of the shares issued to Aria in the merger and other planned share issuances, and the Combined Company results for the period from the Closing Date to December 31, 2021; and
f)	consolidated statements of equity of Archaea for the year ended December 31, 2020 and for the year ended December 31, 2019, including the effect of the reverse recapitalization reflected as of January 1, 2019.

In addition, the Combined Company would include the following supplemental consolidated PCAOB audited financial statements (including notes) for Aria (as predecessor) as a separate report in the 2021 10-K per Regulation S-X 3-02, Regulation S-X Article 12 and the SEC Financial Reporting Manual Section 1170:

g)	consolidated balance sheet of Aria as predecessor as of December 31, 2020;
h)	consolidated statement of comprehensive income and cash flows of Aria as predecessor for the period from January 1, 2021 to the day before the Closing Date;
i)	consolidated statements of comprehensive income and cash flows of Aria as predecessor for the year ended December 31, 2020 and for the year ended December 31, 2019;
j)	consolidated statement of equity of Aria as predecessor for the period from January 1, 2021 to the day before the Closing Date; and
k)	consolidated statements of equity of Aria as predecessor for the year ended December 31, 2020 and for the year ended December 31, 2019.

We believe including Aria’s financial statements separately from Archaea Energy Inc.’s will enhance readability for investors. We will also include appropriate discussion in the MD&A section of the 2021 10-K comparing the Combined Company to Archaea and the Combined Company to Aria (as predecessor) for each period presented.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673.

Sincerely,

RICE ACQUISITION CORP.

By:	/s/ James Wilmot Rogers
Name: Title:	James Wilmot Rogers Chief Accounting Officer

cc:	Daniel Joseph Rice, IV (Rice Acquisition Corp.)
Chad Bellah (Archaea Energy LLC)
Alexander J. Lord (KPMG LLP)
Matthew R. Pacey (Kirkland & Ellis LLP)
Lanchi D. Huynh (Kirkland & Ellis LLP)